UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89336 Q 10 0

(CUSIP Number)

Robert J. Higgins

38 Corporate Circle

 Albany, New York 12203

(518) 452-1242

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 89336 Q 10 0	Page 1 of 4 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,500
	8	SHARED VOTING POWER 14,580,265
	9	SOLE DISPOSITIVE POWER 137,500
	10	SHARED DISPOSITIVE POWER 14,580,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,717,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is being filed on behalf of Robert J. Higgins and amends the Schedule 13D filed by Mr. Higgins on December 10, 2007, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Higgins on February 5, 2008, as further amended by Amendment No. 2 to Schedule 13D filed by Mr. Higgins on April 4, 2008, as further amended by Amendment No. 3 to Schedule 13D filed by Mr. Higgins on May 6, 2008, as further amended by Amendment No. 4 to Schedule 13D filed by Mr. Higgins on January 23, 2009, as further amended by Amendment No. 5 to Schedule 13D filed by Mr. Higgins on March 11, 2009, as further amended by Amendment No. 6 to Schedule 13D filed by Mr. Higgins on October 7, 2009, as further amended by Amendment No. 7 to Schedule 13D filed by Mr. Higgins on March 15, 2010 and as further amended by Amendment No. 8 to Schedule 13D filed by Mr. Higgins on April 21, 2010 and as further amended by Amendment No. 9 to Schedule 13D filed by Mr. Higgins on October 19, 2011, as further amended by Amendment No. 10 to Schedule 13D filed by Mr. Higgins on January 9, 2013, as further amended by Amendment No. 11 to Schedule 13D filed by Mr. Higgins on April 4, 2013, as further amended by Amendment No. 12 to Schedule 13D filed by Mr. Higgins on April 5, 2013, as further amended by Amendment No. 13 to Schedule 13D filed by Mr. Higgins on July 11, 2013 (as amended, the “Initial Schedule 13D”). This Amendment No. 14 relates to the common stock, par value $0.01 per share (the “Company Common Stock”), of Trans World Entertainment Corporation, a New York corporation (the “Company”).

Certain information contained in this Amendment No. 14 relates to the ownership of Company Common Stock by persons other than Mr. Higgins. Mr. Higgins expressly disclaims any liability for any such information and for any other information provided in this Amendment No. 14 that does not expressly pertain to Mr. Higgins.

Unless otherwise indicated, all capitalized, undefined terms used in this Amendment No. 14 shall have the respective meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information set forth in the Initial Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective August 12, 2016, Mr. Higgins transferred 14,279,715 shares of Common Stock to the Robert J. Higgins TWMC Trust (the “Trust”) as a gift for no consideration. The Trust is not revocable by Mr. Higgins, and Mr. Higgins does not have the right to reacquire the Common Stock held by the Trust. Mr. Higgins, W. Michael Reickert and James J. Barba are the trustees of the Trust.

Item 4.	Purpose of Transaction.

The Trust was established by Mr. Higgins as a family and estate planning entity.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As of the date hereof, the aggregate number and percentage of shares of Company Common Stock beneficially owned by Mr. Higgins (assuming full exercise of his options to purchase shares of Company Common Stock), including the number of shares of Company Common Stock as to which Mr. Higgins has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth in the table below.

Reporting Person	Number of Shares with Sole Power to Vote	Number of Shares with Shared Power to Vote	Number of Shares with Sole Power to Dispose	Number of Shares with Shared Power to Dispose	Aggregate of Shares Beneficially Owned	Adjusted Number of Shares Outstanding	Percent of Shares Beneficially Owned

Robert J. Higgins	137,500 (1)	14,580,265 (2)	137,500 (1)	14,580,265 (2)	14,717,765	30,353,214 (3)	48.5% (5)

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(1)	Consists of 137,500 shares of Company Common Stock owned by the Higgins Family Foundation, of which Mr. Higgins is the sole trustee.

(2)	Consists of (i) 14,279,715 shares of Company Common Stock owned by the Trust, of which Mr. Higgins, W. Michael Reickert and James J. Barba are the trustees and (ii) 50,550 shares of Company Common Stock owned by Mr. Higgins’s spouse and 250,000 shares of Company Common Stock owned by the Robert J. Higgins Irrevocable Trust of which Mr. Higgins’s spouse is the trustee.

(3)	Consists of shares of Company Common Stock issued and outstanding as of August 12, 2016, as set forth in the Form 10-Q.

(5)	Based on all shares of Company Common Stock issued and outstanding as of August 12, 2016, as set forth in the Form 10-Q.

(c)	During the last sixty days there were no transactions with respect to the Company Common Stock affected by Mr. Higgins.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

No material change from Schedule 13D/A filed on July 11, 2013.

Item. 7	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2016	/S/ Robert J. Higgins
Name: Robert J. Higgins
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